UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson appoints Coram Williams as new Chief Financial Officer

Pearson today announces the appointment of Coram Williams as its new chief financial officer.

Coram is currently CFO of Penguin Random House. Prior to the creation of the business in 2013, he was CFO of Penguin for five years, and worked in a number of other finance leadership roles for Pearson since joining the company in 2002.

Coram will join Pearson as CFO designate on July 1st, and succeed Robin Freestone as CFO on August 1st, when he will also replace Robin on the Pearson board as an executive director. Pearson announced on October 24th 2014 that Robin Freestone would stand down before the end of 2015.

John Fallon said:

"I'm delighted to welcome Coram to this role, whom we chose from a range of outstanding external and internal candidates.

"He has proved himself to be highly effective both in his ten years working directly for Pearson in a range of finance roles, and at Penguin Random House through a significant company integration and a period of industry change.

"Robin, Coram and I are all committed to ensuring that this is a smooth and effective transition, enabling Coram to build on the great work that Robin has done for Pearson over the last ten years."

Coram Williams said:

"It is a real privilege to return to the world's leading education company as CFO.

"Pearson is a special company, blending market leading products with a wider social purpose and outstanding culture. As the firm becomes more focused on education services and digital tools that lead to better outcomes, we have a significant opportunity to grow our business and reshape our operations, while also helping our customers and learners to manage that transition."

Glen Moreno said

"Coram has a strong track record at both Pearson and Penguin Random House, and is held in high regard by the Pearson board and management team.

"I am confident he will become a trusted and valued partner to our shareholders and other stakeholders as we continue to build Pearson for long term growth."

ENDS

1. Penguin Random House, a joint venture between Bertelsmann and Pearson, is the world's leading consumer publishing business, with approximate revenues of $3.9 billion. Coram manages a finance team of 800 across 22 markets.

2. Coram Williams

Coram Williams, 41, is currently chief financial officer of Penguin Random House, and was formerly CFO of the Penguin Group. He was appointed to that position in April 2008, after working as Head of Financial Planning and Analysis for Pearson since September 2005.

Coram was previously Finance and Operations Director for Pearson Education's English Language Teaching business in Europe, the Middle East, and Africa (ELT EMA), responsible for the finances of two UK divisions, four operating companies, and two regional offices across that area.

During this time, he also served as Interim President of Pearson Education Italia. Prior to this, his first role in Pearson PLC was Financial Strategy and Planning Manager for Pearson Education UK.

Coram began his professional career at Autocar, a British motoring magazine, as a news reporter and road tester. He then joined Arthur Andersen; this move led to positions of increasing responsibility for Arthur Andersen Business Consulting and Arthur Andersen Worldwide.

A graduate of Christ Church, Oxford, Coram also holds an MBA from London Business School.

3. For more information please contact:

Simon Mays-Smith / Brendan O'Grady 020 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  27 February 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary